UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6 (905) 361-3660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

                (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.                                    Hydrogenics Corporation (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), on or about July 31, 2000, upon the filing of a registration statement on Form F-1.

B.                                    The Company has filed or furnished all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) on Form 40-F for the 12 months preceding the filing of this Form 15F.

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on or about December 11, 2015, pursuant to a registration statement on Form F-10 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2014 and declared effective on April 9, 2014, and a subsequent prospectus supplement filed December 11, 2015.

Securities of the Company remained unsold under a registration statement on Form S-8 filed with the SEC on January 18, 2002, and under a registration statement on Form S-8 filed with the SEC on June 9, 2004. Both registration statements registered securities for purposes of issuance under the Company’s Stock Option Plan. No sales of these securities in the United States have occurred in the 12 months preceding the filing of this Form 15F. The Company filed post-effective amendments to both registration statements with the SEC pursuant to two Form S-8 POS filings made on September 9, 2019 and terminated the registration of all unsold securities under these registration statements.

Item 3.  Foreign Listing and Primary Trading Market

A.                                    The Company’s common shares were listed on the Toronto Stock Exchange in Canada. The common shares were delisted from the Toronto Stock Exchange on September 11, 2019. The Toronto Stock Exchange constituted the primary trading market for the Company’s common shares.

B.                                    The date of the initial listing of the Company’s common shares on the Toronto Stock Exchange was November 1, 2000. The Company maintained the listing of the common shares on the Toronto Stock Exchange for at least 12 months prior to the filing of this Form 15F.

C.                                    During the 12-month period beginning on September 7, 2018 and ended on September 6, 2019, 5.94% of trading in the Company’s common shares occurred on the Toronto Stock Exchange.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of September 9, 2019, the number of record holders of the Company’s common shares on a worldwide basis was one (1).

Item 6.  Debt Securities

Not applicable.

Item 7. Notice Requirement

A.                                    On August 29, 2019, and again on September 9, 2019, the Company published a press release providing notice of its intent to delist the common shares and terminate the Company’s registration of a class of securities and its reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act.

B.                                    The press releases described above were publicly disseminated by Globe Newswire. Further, each was furnished to the SEC under cover of two Form 6-Ks, filed on August 29, 2019, and on September 9, 2019.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Acto of 1934, Hydrogenics Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hydrogenics Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: September 19, 2019	HYDROGENICS CORPORATION

	By	/s/ Thaddeus B. Ewald
Thaddeus B. Ewald, Director